SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BioForm Medical, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

09065G 107

(CUSIP Number)

Dr. Matthias Vogt

Company officer with statutory authority

Merz Holding GmbH & Co. KG

Eckenheimer Landstrasse 100

Frankfurt am Main 60318

Germany

Tel: +49 69-1503 225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09065G 107
1)	Names of Reporting Person Merz Holding GmbH & Co. KG
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Federal Republic of Germany
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,358,210(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,358,210(1)
12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented By Amount In Row (11) 26.1%(1)
14)	Type of Reporting Person (See Instructions) OO

(1)	Pursuant to the Support Agreements described below, Merz Holding (as defined below) may be deemed to have beneficial ownership of common stock of BioForm under the circumstances described therein. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 09065G 107
1)	Names of Reporting Person Merz GmbH & Co. KGaA
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Federal Republic of Germany
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,358,210(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,358,210(1)
12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented By Amount In Row (11) 26.1%(1)
14)	Type of Reporting Person (See Instructions) OO

(1)	Pursuant to the Support Agreements described below, Merz (as defined below) may be deemed to have beneficial ownership of common stock of BioForm under the circumstances described therein. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 09065G 107
1)	Names of Reporting Person Vine Acquisition Corp.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 12,358,210(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,358,210(1)
12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13)	Percent of Class Represented By Amount In Row (11) 26.1%(1)
14)	Type of Reporting Person (See Instructions) CO

(1)	Pursuant to the Support Agreements described below, Acquisition Sub (as defined below) may be deemed to have beneficial ownership of common stock of BioForm under the circumstances described therein. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer

The class of equity securities to which this statement (this “Statement”) relates is common stock, $0.01 par value per share, of BioForm Medical, Inc. (the “Common Stock”), a Delaware corporation (“BioForm”). The principal executive offices of BioForm are located at 1875 South Grant Street, Suite 200, San Mateo, CA 94402. BioForm’s telephone number at that address is (650) 286-4000.

Item 2.	Identity and Background

(a)—(c) This Schedule 13D is being filed jointly by the persons listed below, which persons are sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

(i) Merz GmbH & Co. KGaA (“Merz”), a limited partnership by shares formed under the laws of the Federal Republic of Germany. Merz - operating through its direct and indirect wholly owned subsidiaries - is a privately owned, independent German pharmaceutical company with its own research and development, focused on drugs for the treatment of illnesses in the fields of neurology and psychiatry. Merz is also involved in the field of clinical and aesthetic dermatology.

(ii) Merz Holding GmbH & Co. KG (“Merz Holding”), a limited partnership formed under the laws of the Federal Republic of Germany. Merz Holding is the holding company of Merz.

(iii) Vine Acquisition Corp. (“Acquisition Sub”), a Delaware corporation. Acquisition Sub is an indirect, wholly-owned subsidiary of Merz Holding and Merz.

The business address of Merz Holding, Merz and Acquisition Sub is Eckenheimer Landstrasse 100, Frankfurt am Main 60318, Germany.

(d) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as described below.

(f) Except for Norman Selby, none of the members of the management board or supervisory board or officers and directors named in Schedule A attached hereto are citizens of the United States. All such members, officers and directors are citizens of Germany, except for Dr. Christian Pertschy who is a citizen of Austria. Norman Selby is a citizen of the United States.

Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the management board members, supervisory board members, officers and directors of the Reporting Persons as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration

The Support Agreements (as defined in Item 4 below) were entered into among Merz, Acquisition Sub and the following directors, executive officers and stockholders of BioForm: (i) N. C. Joseph Lai (a director of BioForm), Helen Lai and N.C. Joseph Lai, and their successors, co-Trustees of the Helen and Joseph Lai Irrevocable Trust, dated December 17, 1999, Naichiu Joseph Lai Revocable Trust, N.C. Joseph Lai, a/t/f the Helen and Joseph Lai Irrevocable Trust, (ii) Martin P. Sutter (a director of BioForm), (iii) Steve Basta (the Chief Executive Officer and a director of BioForm), (iv) Dennis Condon (the President and Chief Business Officer and a director of BioForm), (v) Adam Gridley (BioForm’s Senior Vice President, Corporate Development), and (vi) Essex Woodlands Health Ventures Fund VI, L.P. (collectively, the “Stockholders”). The Stockholders entered into the Support Agreements as an inducement to Merz and Acquisition Sub to enter into the Merger Agreement (as defined in Item 4 below). The Support Agreement Shares (as defined below) to which this Statement relates, have not been purchased by the Reporting Persons. The Reporting Persons have not paid additional consideration to the Stockholders in connection with the execution and delivery of the Support Agreements and thus no funds were used for such purpose. For a description of the Support Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

In connection with the Offer (as defined in Item 4 below), Acquisition Sub estimates that it will need approximately $253 million to purchase all of the outstanding shares of Common Stock pursuant to the Offer (assuming that all such shares of Common Stock are validly tendered and not withdrawn). Acquisition Sub will have sufficient cash on hand at the expiration of the Offer to pay for all outstanding shares of Common Stock that are validly tendered and accepted for payment in the Offer, because Merz or an affiliate of Merz will contribute or otherwise advance funds to enable Acquisition Sub to pay for the shares of Common Stock that are tendered and accepted for payment in the Offer.

Item 4.	Purpose of Transaction

(a)—(b) On December 31, 2009, Merz, Acquisition Sub and BioForm entered into an Agreement and Plan of Merger (the “Merger Agreement”), that contemplates the acquisition of all outstanding shares of Common Stock. The Merger Agreement provides that Acquisition Sub will commence a cash tender offer (the “Offer”) to purchase all outstanding shares of Common Stock at a price of $5.45 per share (such price, or any other price per share that is paid in the Offer, referred to as the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding tax.

Pursuant to the Merger Agreement, Acquisition Sub will commence the Offer promptly after the date of the Merger Agreement. The obligation of Acquisition Sub to accept for payment any shares of Common Stock in the Offer is subject to customary conditions set forth in the Merger Agreement, including that: (i) at least a majority of the shares of Common Stock outstanding (determined on a fully-diluted basis as set forth in the Merger Agreement) shall have been validly tendered (and not withdrawn); and (ii) the other conditions set forth in the Merger Agreement have been satisfied, including that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has expired.

The Merger Agreement also provides that, after completion of the Offer, Acquisition Sub will be merged with and into BioForm, with BioForm surviving the merger as an indirect wholly-owned subsidiary of Merz (the “Merger”). Upon completion of the Merger, all remaining outstanding shares of Common Stock not tendered in the Offer (other than shares that are: (i) owned by Merz, Acquisition Sub or any wholly-owned subsidiary of Merz; (ii) held in the treasury of BioForm or owned by BioForm or any of its wholly-owned subsidiaries; or (iii) held by stockholders of BioForm, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be acquired for cash at the Offer Price (without interest thereon and less any required withholding tax) on the terms and conditions set forth in the Merger Agreement

As an inducement to Merz and Acquisition Sub to enter into the Merger Agreement, the Stockholders have each entered into a Tender and Support Agreement (collectively, the “Support Agreements”) with Merz and Acquisition Sub pursuant to which they have agreed, in their capacity as stockholders of BioForm, among other things, to tender or cause to be tendered to Acquisition Sub in the Offer all of the shares of Common Stock owned beneficially and/or of record by them, as well as any additional shares of Common Stock which they may acquire or own, beneficially or of record (pursuant to BioForm stock options or otherwise) (the “Support Agreement Shares”) . The Stockholders also have agreed to vote, or cause to be voted, all of their Support Agreement Shares, among other things, in favor of the approval of the Merger Agreement (and against any action, agreement or transaction that would reasonably be expected to impede, interfere with, prevent, delay or adversely effect in any material way the consummation of the transactions contemplated by the Merger Agreement), to the extent any such shares have not been previously accepted for payment pursuant to the Offer, and have given Merz an irrevocable proxy to vote each such Stockholder’s shares to that effect. In addition, the Stockholders have agreed to waive any appraisal rights they may have under the General Corporation Law of the State of Delaware and have agreed not to take any action that BioForm is prohibited from taking under the Merger Agreement with respect to the non-solicitation of alternative “acquisition proposals” as defined in the Merger Agreement. By their terms, the Support Agreements terminate upon the earliest to occur of the effective time of the Merger, the termination of the Support Agreements by Merz, the termination of the Offer by Merz, the date of any material modification, waiver or amendment of the Offer or the Merger Agreement that affects adversely the consideration payable to BioForm stockholders pursuant to the Merger Agreement, the termination of all of the Stockholder’s obligations under the Support Agreements, and the termination of the Merger Agreement in accordance with its terms. As of December 31, 2009, the Stockholders beneficially owned an aggregate of 12,358,210 shares of Common Stock (which number includes 846,364 shares of Common Stock issuable upon the exercise of stock options which are exercisable within 60 days after December 31, 2009).

The foregoing descriptions of the Merger Agreement and the Support Agreements in this Statement are qualified in their entirety by reference to the full text of such agreements included as Exhibits 1 and 2 hereto, which are incorporated by reference in this Item 4.

(c) Not applicable.

(d) The Merger Agreement provides that, promptly upon the purchase by Acquisition Sub pursuant to the Offer of a majority of the outstanding shares of Common Stock on a fully diluted basis, Merz will be entitled to designate to serve on BioForm’s board of directors a number of directors proportionate to Acquisition Sub’s ownership of Common Stock (but in no event constituting less than a majority of the entire BioForm board of directors). Pursuant to the Merger Agreement, BioForm will, if requested by Merz, promptly increase the size of BioForm’s board of directors or use commercially reasonable efforts to seek the resignations of such number of directors as is necessary to provide Merz with the level of board representation to which it is entitled under the Merger Agreement, and will use commercially reasonable efforts to cause Merz’s designees to be elected or appointed to BioForm’s board of directors. The Merger Agreement also provides that, following the election or appointment of Merz’s designees to BioForm’s board of directors and prior to the effective time of the Merger, any amendment or termination of the Merger Agreement requiring action by BioForm’s board of directors, any extension of time for the performance of any of the obligations or other acts of Merz or Acquisition Sub under the Merger Agreement, any waiver of compliance with any of the agreements or conditions under the Merger Agreement that are for the benefit of BioForm, and any action to seek to enforce any obligation of Merz or Acquisition Sub under the Merger Agreement (or any other action by BioForm’s board of directors with respect to the Merger Agreement, the Offer or the Merger if such other action adversely affects, or could reasonably be expected to adversely affect, in each case in any material respect, any of the holders of shares of Common Stock other than Merz or Acquisition Sub), may only be authorized by a majority of the directors of BioForm then in office who were directors of BioForm on the date of the Merger Agreement or their successors as appointed by such continuing directors.

(e) Under the terms of the Merger Agreement, BioForm may not, without Merz’s prior written consent, among other things: (i) declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock; (ii) redeem, repurchase or acquire any shares of its capital stock; (iii) issue, sell, pledge, encumber or dispose of any shares of any class of its capital stock; or (iv) split, divide, subdivide, combine, consolidate or reclassify any of its capital stock or issue or authorize the issuance of any securities in lieu of or in substitution for shares of its capital stock; in each case, except under limited circumstances as set forth in the Merger Agreement.

(f) If the transactions contemplated by the Merger Agreement are consummated, BioForm, as the surviving corporation in the Merger, will become an indirect wholly-owned subsidiary of Merz and Merz Holding.

(g) The Merger Agreement contains provisions that limit the ability of BioForm to engage in a transaction that would entail a change of control of BioForm (other than the transactions contemplated by the Merger Agreement) during the pendency of the transactions contemplated by the Merger Agreement, if the transactions contemplated by the Merger Agreement are consummated.

(h) Pursuant to the Merger Agreement, if the transaction contemplated by the Merger Agreement are consummated, Merz will apply for delisting of the Common Stock from The Nasdaq Global Stock Market promptly after the consummation of the Merger.

(i) Upon consummation of the transactions contemplated by the Merger Agreement, the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, the Reporting Persons currently have no plan or proposal which relates to, or may result in, any of the matters described in Items 4(a) – (i) of this Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)—(b) As described in Item 4 (a) – (b) of this Statement, as a result of the Support Agreements, the Reporting Persons share the power to vote or to direct the vote of the Support Agreement Shares with respect to certain matters as set forth in the Support Agreements. Assuming the exercise of stock options exercisable within 60 days, as of December 31, 2009, the Support Agreement Shares represented in the aggregate approximately 26.1% of the issued and outstanding shares of Common Stock as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (based on (i) 46,539,908 shares of Common Stock issued and outstanding as of December 30, 2009 as represented by BioForm in the Merger Agreement, (ii) an aggregate of 11,511,846 issued and outstanding shares of Common Stock subject to the Support Agreements and (iii) an aggregate of 846,364 shares of Common Stock subject to the Support Agreements, issuable upon exercise of stock options which are exercisable within 60 days after December 31, 2009).

The Reporting Persons, however, hereby disclaim beneficial ownership of such shares and this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of the securities covered by this Statement. Except as set forth in this Statement, no shares of Common Stock are beneficially owned by the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A to this Statement. The description contained in this Item 5 of the transactions contemplated by the Support Agreements is qualified in its entirety by reference to the full text of the Support Agreements, a copy of the form of which is included with this Schedule 13D as Exhibit 2 and is incorporated by reference in this Item 5.

Schedule B to this Schedule 13D sets forth, to the knowledge of the Reporting Persons, the following information for those natural persons with whom the Reporting Persons share the power to vote or to direct the vote or to dispose or to direct the disposition of the Support Agreement Shares: the name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of such persons. To the knowledge of the Reporting Persons, all of such natural persons listed on Schedule B to this Statement are citizens of the United States. Schedule B to this Schedule 13D also sets forth, to the knowledge of the Reporting Persons, the following information for those entities with whom the Reporting Persons share the power to vote or to direct the vote or to dispose or to direct the disposition of the Support Agreement Shares: the name, state or other place of organization, principal business and business address, of such entities.

The Reporting Persons have no knowledge that any person listed on Schedule B to this Statement during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons have no knowledge that any person listed on Schedule B to this Statement during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Except for the Merger Agreement and the Support Agreements, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A to this Schedule 13D, has effected any transaction in shares of Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to the Support Agreements.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, and the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of BioForm, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the occurrence of which would give another person voting or investment power over the securities of BioForm.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

1	Agreement and Plan of Merger, dated as of December 31, 2009, by and among Merz GmbH & Co. KGaA, Vine Acquisition Corp., and BioForm Medical, Inc. *

2	Form of Tender and Support Agreement, dated as of December 31, 2009, by and among Merz GmbH & Co. KGaA, Vine Acquisition Corp. and each of the following: N. C. Joseph Lai, Helen Lai and N.C. Joseph Lai, and their successors, co-Trustees of the Helen and Joseph Lai Irrevocable Trust, dated December 17, 1999, Naichiu Joseph Lai Revocable Trust, N.C. Joseph Lai, a/t/f the Helen and Joseph Lai Irrevocable Trust, Martin P. Sutter, Steve Basta, Dennis Condon, Adam Gridley and Essex Woodlands Health Ventures Fund VI, L.P.

*	Incorporated by reference to the Form 8-K filed by BioForm Medical, Inc. with the Securities and Exchange Commission on January 4 , 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 8, 2010

Merz Holding GmbH & Co. KG

By:	/s/ Jochen Hückmann
Name:	Dr. Jochen Hückmann
Title:	Managing Director for Merz GmbH (General Partner for Merz Holding GmbH & Co. KG)

By:	/s/ Dr. Matthias Vogt
Name:	Dr. Matthias Vogt
Title:	Company officer with statutory authority

Merz GmbH & Co. KGaA

By:	/s/ Dr. Martin Zügel
Name:	Dr. Martin Zügel
Title:	Chairman of the Management Board

By:	/s/ Dr. Matthias Vogt
Name:	Dr. Matthias Vogt
Title:	Member of the Management Board

Vine Acquisition Corp.

By:	/s/ Dr. Martin Zügel
Name:	Dr. Martin Zügel
Title:	President

SCHEDULE A

EXECUTIVE OFFICERS AND MANAGEMENT BOARD MEMBERS OF MERZ HOLDING GMBH & CO. KG

Executive Officers of Merz Holding GmbH & Co. KG

Name	Position
Dr. Matthias Vogt	Company officer with statutory authority
Dr. Christian Pertschy	Company officer with statutory authority

All individuals named in the table above are employed by Merz Holding GmbH & Co. KG. The address of Merz Holding GmbH & Co. KG’s principal executive offices is Eckenheimer Landstrasse 100, Frankfurt am Main 60318, Germany.

Members of Management Board of Merz Holding GmbH & Co. KG

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Merz GmbH	General partner for Merz Holding GmbH & Co. KG	Merz Holding GmbH & Co. KG - supreme holding for Merz group companies - Eckenheimer Landstrasse 100, 60318 Frankfurt am Main, Germany

Members of Management Board of Merz GmbH

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Dr. Jochen Hückmann	Managing Director for Merz GmbH	Merz GmbH - general partner for Merz Holding GmbH & Co. KG - Eckenheimer Landstrasse 100, 60318 Frankfurt am Main, Germany

Dorothee Baatz	Managing Director for Merz GmbH	Merz GmbH - general partner for Merz Holding GmbH & Co. KG - Eckenheimer Landstrasse 100, 60318 Frankfurt am Main, Germany

All individuals named in the table above are employed by Merz GmbH. The address of Merz GmbH’s principal executive offices is Bahnhofstrasse 57, Groß-Bieberau 64401, Germany

Executive Officers of Merz GmbH & Co. KGaA

Name	Position
Hans-Jörg Bergler	Company officer with statutory authority
Dr. Christian Pertschy	Company officer with statutory authority
Patrick Jochum	Company officer with statutory authority

Members of Management Board of Merz GmbH & Co. KGaA

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Dr. Martin Zügel	Speaker of the Management Board and Managing Director for Friedrich Merz GmbH	Friedrich Merz GmbH - general partner for Merz GmbH & Co. KGaA - Eckenheimer Landstrasse 100, 60318 Frankfurt am Main, Germany

Dr. Matthias Vogt	Member of the Management Board and Managing Director for Friedrich Merz GmbH	Friedrich Merz GmbH - general partner for Merz GmbH & Co. KGaA - Eckenheimer Landstrasse 100, 60318 Frankfurt am Main, Germany

Hartmut Erlinghagen	Member of the Management Board and Managing Director for Friedrich Merz GmbH	Friedrich Merz GmbH - general partner for Merz GmbH & Co. KGaA - Eckenheimer Landstrasse 100, 60318 Frankfurt am Main, Germany

All individuals named in the table above are employed by Merz GmbH & Co. KGaA The address of Merz GmbH & Co. KGaA’s principal executive offices is Eckenheimer Landstrasse 100, Frankfurt am Main 60318, Germany.

Members of Supervisory Board (Aufsichtsrat according to German law) of Merz GmbH & Co. KGaA

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Edward R. Roberts	Chairman of the Supervisory Board	Merz GmbH & Co. KGaA, Eckenheimer Landstrasse 100, 60318 Frankfurt am Main, Germany

Michael Freiherr von Truchseß	Vice Chairman of the Supervisory Board	Merz GmbH & Co. KGaA, Eckenheimer Landstrasse 100, 60318 Frankfurt am Main, Germany

Dr. Rolf Krebs	Member of the Supervisory Board	Merz GmbH & Co. KGaA, Eckenheimer Landstrasse 100, 60318 Frankfurt am Main, Germany

Dr. Harald Wiedmann	Member of the Supervisory Board	Merz GmbH & Co. KGaA, Eckenheimer Landstrasse 100, 60318 Frankfurt am Main, Germany

Norman Selby	Member of the Supervisory Board	Merz GmbH & Co. KGaA, Eckenheimer Landstrasse 100, 60318 Frankfurt am Main, Germany

All individuals named in the table above are employed by Merz GmbH & Co. KGaA. The address of Merz GmbH & Co. KGaA’s principal executive offices is Eckenheimer Landstrasse 100, Frankfurt am Main 60318, Germany

Members of the Board of Directors of Vine Acquisition Corp.

Name	Position
Dr. Martin Zügel	President

All individuals named in the table above are employed by Vine Acquisition Corp. The address of Vine Acquisition Corp’s principal executive offices is Eckenheimer Landstrasse 100, Frankfurt am Main 60318, Germany.

Officers of Vine Acquisition Corp.

Name	Present Principal Occupation or Employment
Dr. Martin Zügel	President

Dr. Matthias Vogt	Treasurer and Secretary

All individuals named in the table above are employed by Vine Acquisition Corp. The address of Vine Acquisition Corp’s principal executive offices is Eckenheimer Landstrasse 100, Frankfurt am Main 60318, Germany.

SCHEDULE B

NATURAL PERSONS WITH WHOM THE REPORTING PERSONS SHARE VOTING AND DISPOSITIVE POWER

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Steve Basta	Chief Executive Officer, BioForm Medical, Inc.	c/o BioForm Medical, Inc. 1875 South Grant Street, Suite 500 San Mateo, CA 94402

Dennis Condon	President and Chief Business Officer, BioForm Medical, Inc.	c/o BioForm Medical, Inc. 1875 South Grant Street, Suite 500 San Mateo, CA 94402

Adam Gridley	Senior Vice President of Corporate Development, BioForm Medical, Inc.	c/o BioForm Medical, Inc. 1875 South Grant Street, Suite 500 San Mateo, CA 94402

N.C. Joseph Lai	Member of Board of Directors, BioForm Medical, Inc.	c/o BioForm Medical, Inc. 1875 South Grant Street, Suite 500 San Mateo, CA 94402

Martin P. Sutter	Member of the Board of Directors, BioForm Medical, Inc.	c/o BioForm Medical, Inc. 1875 South Grant Street, Suite 500 San Mateo, CA 94402

ENTITIES WITH WHOM THE REPORTING PERSONS SHARE VOTING AND DISPOSITIVE POWER

Name and Principal Business	State or Other Place of Organization	Principal Business Address
Helen Lai and N.C. Joseph Lai, and their successors, co-Trustees of the Helen and Joseph Lai Irrevocable Trust, dated December 17, 1999	Wisconsin	c/o N. C. Joseph Lai W302 N6117 Spence Road Hartland, WI 53029

Naichiu Joseph Lai Revocable Trust	Wisconsin	c/o N. C. Joseph Lai W302 N6117 Spence Road Hartland, WI 53029

N.C. Joseph Lai, a/t/f the Helen and Joseph Lai Irrevocable Trust	Wisconsin	c/o N. C. Joseph Lai W302 N6117 Spence Road Hartland, WI 53029

Essex Woodlands Health Ventures Fund VI, L.P.	Delaware	c/o Martin P. Sutter 10001 Woodloch Forest Drive Waterway Plaza Two Suite 175 The Woodlands, TX 773800